ANNOUNCEMENTS

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of
The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc, 1-3 Strand, London, WC2N 5EH, United Kingdom

Update — Routine announcements in the period from
1 July to 3 August 2015

3 August 2015

National Grid plc (National Grid)

Voting Rights and Capital Update

National Grid’s registered capital as at 31 July 2015 consisted of 3,891,691,900 ordinary shares, of which, 166,968,433 were held as treasury shares; leaving a balance of 3,724,723,467 shares with voting rights.

The figure of 3,724,723,467 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid under the FCA Disclosure and Transparency Rules.

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

31 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	31 July 2015

Number of ordinary shares purchased:	700,000

Price paid per share (pence):	845.6676

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 168,008,433 of its ordinary shares in treasury and has 3,723,683,467 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

30 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	30 July 2015

Number of ordinary shares purchased:	340,000

Price paid per share (pence):	842.2614

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 167,308,433 of its ordinary shares in treasury and has 3,724,383,467 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

30 July 2015

National Grid plc (National Grid)

Notification of Directors’ Interests

Long Term Performance Plan — 2011 Partial Award Release

Today, the Trustee of the National Grid Employee Share Trust (UBS Trustees (Jersey) Limited) confirmed that the 2011 awards made to certain Executive Directors under the National Grid Long Term Performance Plan were released following completion of the four year retention period in respect of the Return on Equity portion together with dividend shares based upon accrued dividends in the retention period of the award following approval of the outturns by the Remuneration Committee on 8 July 2015, in accordance with the plan rules. The number of Shares disclosed below that have been transferred to participants by the Trustee are net of Shares sold to cover statutory deductions and associated costs.

Director	Number of Shares

Steve Holliday	36,750 Shares

Andrew Bonfield	23,283 Shares

John Pettigrew	9,868 Shares

Long Term Performance Plan — 2012 Partial Award Release

The Trustee of the National Grid Employee Share Trust (UBS Trustees (Jersey) Limited) confirmed that the 2012 awards made to certain Executive Directors under the National Grid Long Term Performance Plan were released following completion of the three year retention period in respect of the Total Shareholder Return/Earnings Per Share portion together with dividend shares based upon accrued dividends in the retention period of the award following approval of the outturns by the Remuneration Committee, in accordance with the plan rules. The number of Shares disclosed below that have been transferred to participants by the Trustee are net of Shares sold to cover statutory deductions and associated costs.

Director	Number of Shares

Steve Holliday	105,785 Shares

Andrew Bonfield	66,952 Shares

John Pettigrew	16,460 Shares

The total share interests of the above Directors, following these changes, are:

Director	Number of Shares

Steve Holliday	2,660,998 Shares

Andrew Bonfield	1,171,925 Shares

John Pettigrew	639,153 Shares

Contact: Robin Kerner, Assistant Secretary (020 7004 3223)

29 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	29 July 2015

Number of ordinary shares purchased:	700,000

Price paid per share (pence):	836.9924

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 166,968,433 of its ordinary shares in treasury and has 3,724,723,467 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

28 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	28 July 2015

Number of ordinary shares purchased:	900,000

Price paid per share (pence):	834.0792

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 166,268,433 of its ordinary shares in treasury and has 3,725,423,467 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

27 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	27 July 2015

Number of ordinary shares purchased:	900,000

Price paid per share (pence):	839.1013

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 165,368,433 of its ordinary shares in treasury and has 3,726,323,467 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

21 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	21 July 2015

Number of ordinary shares purchased:	606,510

Price paid per share (pence):	855.1868

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 164,485,240 of its ordinary shares in treasury and has 3,727,206,660 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

20 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	20 July 2015

Number of ordinary shares purchased:	400,000

Price paid per share (pence):	861.0550

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 163,878,730 of its ordinary shares in treasury and has 3,727,813,170 ordinary shares in issue (excluding treasury shares).

Contact: A Morgan, Assistant Company Secretary, (0207 004 3228).

17 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	17 July 2015

Number of ordinary shares purchased:	600,000

Price paid per share (pence):	860.4148

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 163,497,039 of its ordinary shares in treasury and has 3,728,194,861 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

16 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	16 July 2015

Number of ordinary shares purchased:	300,000

Price paid per share (pence):	862.5423

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 162,897,039 of its ordinary shares in treasury and has 3,728,794,861 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

15 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	15 July 2015

Number of ordinary shares purchased:	300,000

Price paid per share (pence):	857.8420

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 162,597,039 of its ordinary shares in treasury and has 3,729,094,861 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

14 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	14 July 2015

Number of ordinary shares purchased:	300,000

Price paid per share (pence):	850.0767

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 162,297,039 of its ordinary shares in treasury and has 3,729,394,861 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

13 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	13 July 2015

Number of ordinary shares purchased:	800,000

Price paid per share (pence):	853.3917

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 163,683,595 of its ordinary shares in treasury and has 3,728,008,305 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

10 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	10 July 2015

Number of ordinary shares purchased:	500,000

Price paid per share (pence):	851.7908

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 162,883,595 of its ordinary shares in treasury and has 3,728,808,305 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

9 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	9 July 2015

Number of ordinary shares purchased:	800,000

Price paid per share (pence):	847.8577

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 162,383,595 of its ordinary shares in treasury and has 3,729,308,305 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

8 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	8 July 2015

Number of ordinary shares purchased:	800,000

Price paid per share (pence):	835.7609

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 161,583,595 of its ordinary shares in treasury and has 3,730,108,305 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

7 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	7 July 2015

Number of ordinary shares purchased:	800,000

Price paid per share (pence):	829.1619

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 160,783,595 of its ordinary shares in treasury and has 3,730,908,305 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

National Grid plc (“NG”)

Tuesday 7 July 2015

Notification of Directors’ Interests

NG SHARE INCENTIVE PLAN (the “SIP”)

Under the SIP, operated through Ogier Corporate Services (UK) Ltd as Trustee, employees may acquire NG ordinary shares by regular monthly contributions. The current monthly purchase of 37,669 NG ordinary shares, on 7 July, under the scheme was confirmed by the Trustee today, at a price of 830.613 pence per share, on behalf of some 2,700 participants.

The following Executive Directors of NG are beneficiaries of the shares purchased on their behalf:

Director	Number of Shares/ADSs
Steven Holliday	18 Ordinary Shares

Andrew Bonfield	19 Ordinary Shares

John Pettigrew	19 Ordinary Shares

The Directors total interests after these events are:

Director	Resulting total interest
Steven Holliday	2,861,527 Ordinary Shares

Andrew Bonfield	1,298,877 Ordinary Shares

John Pettigrew	667,425 Ordinary Shares

Contact: Robin Kerner, Assistant Secretary, Shareschemes (0207 004 3223)

6 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	6 July 2015

Number of ordinary shares purchased:	1,000,000

Price paid per share (pence):	827.8261

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 159,983,595 of its ordinary shares in treasury and has 3,731,708,305 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

3 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	3 July 2015

Number of ordinary shares purchased:	1,000,000

Price paid per share (pence):	830.3356

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 159,061,593 of its ordinary shares in treasury and has 3,732,630,307 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).

2 July 2015

National Grid plc (National Grid)

Transaction in Own Shares

National Grid announces that it has purchased the following number of its ordinary shares of 11 17/43p each on the London Stock Exchange.

Date of purchase:	2 July 2015

Number of ordinary shares purchased:	2,000,000

Price paid per share (pence):	829.5675

National Grid intends to hold the purchased shares in treasury.

Following the purchase of these shares, National Grid holds 158,061,593 of its ordinary shares in treasury and has 3,733,630,307 ordinary shares in issue (excluding treasury shares).

Contact: D Whincup, Company Secretarial Assistant, (0207 004 3209).